SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR

TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission file number 0-3722

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Atlantic American Corporation
401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Atlantic American Corporation
4370 Peachtree Road, N.E.
Atlanta, GA 30319

SIGNATURES
Financial Statements and Schedules
Consent of Arthur Andersen LLP

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized

Atlantic American Corporation
401(k) Retirement Savings Plan

(Name of Plan)

Date:	June 26, 2001	/s/ Robert A. Renaud

Robert A. Renaud
Vice President & CFO

ATLANTIC AMERICAN CORPORATION
401 (K) RETIREMENT SAVINGS PLAN

The following exhibits are filed herewith:

Exhibit 1:	Financial Statements and Schedules as of December 31, 2000 and 1999 together with auditor’s report.

Exhibit 2:	Consent of Arthur Andersen LLP